UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38857

SANGRIX INC.

160 Robinson Road, 12 F,

SBF Center, Singapore 068914

T: 347-556-4747

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

 Restatement of the Interim Financial Statements

This Amendment No.1 to Form 6-K amends the information furnished on Form 6-K by SANGRIX INC. (formerly known as Bit Origin Ltd.) (the “Company”) on August 6, 2026 (the “Original 6-K”) to restate the unaudited condensed consolidated balance sheet as of December 31, 2025 and the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended December 31, 2025. The restatement corrects errors relating to (a) the classification of certain Class A Ordinary Shares with redemption rights, (b) the presentation of interest expense associated with the convertible debentures measured under the fair value option, and (c) the measurement of deemed dividends attributable to outstanding warrants. This Amendment is limited to the restated financial statement information presented herein and does not otherwise update the Original 6-K, except as expressly described below.

The Company evaluated the errors described above, both quantitatively and qualitatively, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No.99. Based on this evaluation, the Company concluded that the errors, in aggregate, were material to the previously issued unaudited condensed consolidated financial statements as of and for the six months ended December 31, 2025. Accordingly, the Company is furnishing this Amendment No. 1 to Form 6-K to restate the affected unaudited condensed consolidated balance sheet as of December 31, 2025 and the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended December 31, 2025 to correct these errors.

The share and per-share amounts presented in the restated financial statements have also been retroactively adjusted to reflect the Company’s 1-for-5 reverse share split effected on August 21, 2026.

SANGRIX INC. (FORMERLY KNOWN AS BIT ORIGIN LTD) AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars, except for share and per share data)

	As of			As of	As of
	December 31,	Restatement		December 31,	June 30,
	2025	Adjustments		2025	2025
				(As Restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$484,970	$-		$484,970	$55,639
Crypto assets	8,274,781	-		8,274,781	-
Other receivables, net	1,139,888	-		1,139,888	1,035,865
Prepayments, net	922,623	-		922,623	554,995
Loans receivable, net	1,889,941	-		1,889,941	1,889,941
Total current assets	12,712,203	-		12,712,203	3,536,440

NONCURRENT ASSETS
Deposit for long-term investment	200,000	-		200,000	-
Total noncurrent assets	200,000	-		200,000	-

Total assets	$12,912,203	$-		$12,912,203	$3,536,440

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT) EQUITY

CURRENT LIABILITIES
Other payables and accrued liabilities	$282,945	$-		$282,945	$372,083
Total current liabilities	282,945	-		282,945	372,083

NONCURRENT LIABILITIES
Convertible debentures	14,433,480	-		14,433,480	-
Total noncurrent liabilities	14,433,480	-		14,433,480

Total liabilities	14,716,425	-		14,716,425	372,083

COMMITMENTS AND CONTINGENCIES

MEZZANINE EQUITY
Class A Ordinary Shares subject to potential redemption, 66,668 and nil shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively*	-	4,201,307	(a)	4,201,307	-

SHAREHOLDERS' EQUITY / (DEFICIT)
Class A Ordinary Share (par value $0.0003 per share, 190,000,000,000 shares authorized; 228,713 and 194,036 shares issued and outstanding as of December 31, 2025 and June 30, 2025)*	88	(20	)(a)	68	58
Class B Ordinary Share (par value $0.0003 per share, 10,000,000,000 shares authorized; 2,560 and 2,560 shares issued and outstanding as of December 31, 2025 and June 30, 2025)*	1	-		1	1
Additional paid-in capital	106,081,091	(4,201,287	)(a)	101,879,804	92,165,483
Accumulated deficit	(106,648,626)	-		(106,648,626)	(88,265,410)
Other comprehensive loss	(530,550)	-		(530,550)	-
Total SANGRIX INC. shareholders' (deficit) / equity	(1,097,996)	(4,201,307)		(5,299,303)	3,900,132

NONCONTROLLING INTERESTS	(706,226)	-		(706,226)	(735,775)

Total (deficit) / equity	(1,804,222)	(4,201,307)		(6,005,529)	3,164,357

Total liabilities, mezzanine equity and shareholders' (deficit) / equity	$12,912,203	$-		$12,912,203	$3,536,440

* Giving retroactive effect to the 1-for-60 reverse share split effected on January 20, 2026 and the 1-for-5 reverse share split effected on August 21, 2026

SANGRIX INC. (FORMERLY KNOWN AS BIT ORIGIN LTD) AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in U.S. Dollars, except for share and per share data)

	For the Six Months Ended December 31,
		Restatement
	2025	Adjustments		2025	2024
				(As Restated)
REVENUES
Crypto asset mining revenue	$-	$-		$-	$-
Crypto asset miner sales net revenue	-	-		-	-
Total revenues	-	-		-	-

COST OF REVENUES
Cost of crypto asset mining revenue	-	-		-	-
Total cost of revenues	-	-		-	-

GROSS PROFIT / (LOSS)	-	-		-	-

OPERATING EXPENSES:
General and administrative	999,951	-		999,951	1,968,710
Provision for / (recovery of) credit losses	10,500	-		10,500	(62,132)
Change in fair value of crypto assets	7,725,219	-		7,725,219	-
Total operating expenses	8,735,670	-		8,735,670	1,906,578

LOSS FROM OPERATIONS	(8,735,670)	-		(8,735,670)	(1,906,578)

OTHER INCOME / (EXPENSE):
Interest income (expense), net	(508,505)	613,505	(b)	105,000	(368,064)
Other financing expenses	(1,830,737)	1,143,696	(b)	(687,041)	(544,431)
Change in fair value of convertible debentures	2,435,576	(1,757,201	)(b)	678,375	-
Total other income (expenses), net	96,334	-		96,334	(912,495)

LOSS BEFORE INCOME TAXES	(8,639,336)	-		(8,639,336)	(2,819,073)

PROVISION FOR INCOME TAXES	-	-		-	-

NET LOSS	(8,639,336)	-		(8,639,336)	(2,819,073)

LESS: Net income / (loss) attributable to noncontrolling interests	29,549	-		29,549	(13,742)
Deemed dividend attributable to down round feature of warrants	9,714,331	(1,981,633	)(c)	7,732,698	-

NET LOSS ATTRIBUTABLE TO SANGRIX INC.	(18,383,216)	1,981,633		(16,401,583)	(2,805,331)

NET LOSS	(8,639,336)	-		(8,639,336)	(2,819,073)

OTHER COMPREHENSIVE INCOME / (LOSS):
Effects of credit risk change from liabilities measured at fair value	(530,550)	-		(530,550)	-

LESS: Total comprehensive income (loss) attributable to noncontrolling interests	29,549	-		29,549	(13,742)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO SANGRIX INC.	$(9,199,435)	$-		$(9,199,435)	$(2,805,331)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	275,813	-		275,813	27,304

LOSS PER SHARE - BASIC AND DILUTED*	$(66.65)	$7.18		$(59.47)	$(102.74)

* Giving retroactive effect to the 1-for-60 reverse share split effected on January 20, 2026 and the 1-for-5 reverse share split effected on August 21, 2026

(a)	Redeemable Class A Ordinary Shares

Reflects the reclassification of certain Class A Ordinary Shares with redemption rights from permanent shareholders’ equity to mezzanine equity in accordance with the applicable accounting guidance. The adjustment represented a reclassification within the equity section and did not affect total assets, total liabilities or net loss.

(b)	Convertible debentures

Reflects the correction of the presentation of the convertible debentures measured under the fair value option. The Company does not opt to present contractual interest expense separately; instead, the economic effect of contractual interest is included within the change in fair value of the convertible debentures recognized in earnings. The adjustment did not affect consolidated net loss.

(c)	Deemed dividend

Reflects the correction of the measurement of the deemed dividend attributable to the down-round feature of outstanding warrants. The adjustment affected net loss attributable to SANGRIX INC. and basic and diluted loss per share but did not affect consolidated net loss or total shareholders’ equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2026	SANGRIX INC.

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer, and Chairman of the Board

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